

January 24, 2011

H. Kerr Taylor
President, Chief Executive Officer, and Director
AmREIT Monthly Income & Growth Fund III Ltd.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: **AmREIT Monthly Income & Growth Fund III Ltd.**
            Form Pre-14A and Supplemental Response
            Filed January 13, 2011 and January 24, 2011, respectively
            File No. 0-52619

Dear Mr. Taylor:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Michael McTiernan
               Assistant Director